[LETTERHEAD FOR Blazzard, Grodd & Hasenauer, P.C.]



                                                      June 20, 2002

via facsimile: (202) 942-9659 and
via EDGAR

Kenneth Fang
Securities and Exchange Commission
Division of Investment Management
EDGAR Support
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Withdrawal of N-4 filing Variable Separate Account Nine of AIG SunAmerica Life Insurance Company File No. 811-21096

Dear Mr. Fang:

On May 30 and 31, 2002, we made three N-4 filings for Variable Separate Account Nine of AIG SunAmerica Life Insurance Company (doing business as Anchor National Life Insurance Company), File No. 811-21096. There are multiple variable annuity contracts offered out of this same separate account, each with its own '33 Act number.

One of the filings made on May 30, File No. 333-89370, was filed inadvertently. The filing was an N-4 registration for one of the products offered out of the separate account, but it was not yet ready to be filed on that day.

The following should help you understand which files were affected and unaffected by this error. All filings were made under the'40 Act file number 811-21096. The following sets out the particulars for each of the three filings:


1.       Alliance Ovation Access:
         ACCESSION NUMBER: 0000928389-02-000205

         FILE NUMBER(S):
         1. 333-89358

         Filed on: 30-May-2002 at 11:31 .

This filing is correct and should remain as is.

2.       Alliance Ovation Advisor:
         ACCESSION NUMBER: 0000928389-02-000207

         FILE NUMBER(S):
         1. 333-89370
         2. 811-21096

         Filed on:  30-May-2002 at 13:50.

This filing was filed with inadvertently and was neither intended nor ready to be filed on May 30.

3.       Alliance Ovation Advisor:
         ACCESSION NUMBER: 0000928389-02-000209

         FILE NUMBER(S):
         1. 333-89468
         2. 811-21096

         Filed on:  31-May-2002 at 13:47.

This filing is correct and should remain as is.

We   respectfully   request   that  the  filing  made  with   Accession   Number
0000928389-02-000207 (filed on May 30, 2002 at 13:50) be withdrawn to effectuate non-assignment of the '33 Act number 333-89370.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (954) 771-7909 or Tina Lewert at
(954) 771-7334.

                                                     Sincerely,

                                          BLAZZARD, GRODD & HASENAUER, P.C.

                                         By:  __________________________________
                                              Judith A. Hasenauer